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LEGION M

Highlights Opportunity Business Model Roadmap Team FAQs Discussion INVEST NOW

INVEST IN THE WORLD'S FIRST FAN-OWNED MOVIE STUDIO

The most important people in entertainment aren't stars and studio execs—it's all of us who buy the tickets, pay the subscriptions, and decide what to watch. As the first studio built to be OWNED BY FANS, Legion M is harnessing the power of the audience to reshape the future of Hollywood.

INVEST NOW

$2.10 Share Price

$100.80* Min. Investment

SEC Filings Offering Circular Investor Education

HIGHLIGHTS ▶

INVESTMENT HIGHLIGHTS



EMMY-WINNING FOUNDERS

Paul Scanlan and Jeff Annison are award-winning digital pioneers.



A-LIST ADVISORS

Invest alongside billion-dollar producer Dean Devlin, screen legend William Shatner, and dozens of top industry insiders.



TOP TIER TALENT

Own a stake in movies with Morgan Freeman, Natalie Morales, Ali Larter, Nic Cage, Simon Pegg & more.



50,000+ INVESTORS

We've built one of the largest communities in equity-crowdfunding history. And we're not stopping there...



LEGION M

JOIN OUR JOURNEY TO 1MILLION

The "M̄" in our logo is the Roman numeral for "1 million." That's our goal—a grassroots army

of movie lovers ONE MILLION strong. If we're successful, it could potentially make us one of the most influential companies in entertainment. With over 50,000 investors so far (21K in our last round alone!), there will never be a better time to "get in early" with Legion M.

IN THEATERS NOW

The second film to be "born at Legion M" *My Dead Friend Zoe* is our biggest swing yet! Starring Sonequa Martin-Green, Natalie Morales, Ed Harris, Morgan Freeman, and Utkarsh Ambudkar. **See it in theaters nationwide beginning 2/28.**


SONEQUA MARTIN-GREEN
NATALIE MORALES
WITH MORGAN FREEMAN
AND ED HARRIS
SXSW
MY DEAD FRIEND ZOE
ONLY IN THEATERS
FEBRUARY 28
02:14

OPPORTUNITY ▶

THIS $100B+ INDUSTRY NEEDS MORE THAN A "REBOOT"

We're flipping the script with **a model that harnesses the power of the audience.** Media companies are some of the most valuable on the planet ... but their power comes from all the **people like us!**


LEGION M
02:38

Content is king ... but **the audience** crowns the winners

Technology changes ... but **the audience** remains constant

Disruption is inevitable ... but **the audience** will ALWAYS be the key

AS SEEN IN ▶


PERKS ▶

JOIN THE LEGION

Not your average investor perks. Our investors get the red carpet treatment:



EXCLUSIVE EVENTS

Get on the list for red carpet premieres, afterparties, film-festival screenings, exclusive celebrity events, and more.



BACKSTAGE ACCESS

Join livestreams from the set, zoom calls with directors/producers/writers, and get behind-the-scenes investor updates.



COMMUNITY

Be part of a warm and welcoming community of investors and movie lovers, as we band together to shape the future of Hollywood!



BUCKET-LIST OPPS

Legion M investors have had their name in credits, set visits, priority as extras, and even jobs on set & walk-on roles.



MERCHANDISE & TICKET DISCOUNTS

Legion M frequently offers investors special pricing on merchandise, tickets, and more.



MAKE HISTORY

Join over 50,000 investors, and help us put a Legion M shaped dent in the movie biz!

BONUS SHARES:

FRIENDS AND FAMILY 20% BONUS SHARES   **00** Days   **00** Hrs   **00** Mins   **00** Secs

Invest	Invest	Invest	Invest
$500+	**$2,500+**	**$10,000+**	**$25,000+**
Receive	Receive	Receive	Receive
5%	**10%**	**15%**	**20%**
Bonus Shares	Bonus Shares	Bonus Shares	Bonus Shares
INVEST NOW	**INVEST NOW**	**INVEST NOW**	**INVEST NOW**

* Time-Based and Amount-Based rewards can be stacked.

** The amount of Bonus Shares that will be issued will be reflected during the checkout, but Bonus Shares will not be issued until the end of the round.

*** Bonus Shares change the "Effective Share Price" for investors who receive them. Example: An investor pays $2,100 to buy 1,000 shares for $2.10 per share, but in doing so receives 5% bonus shares, which nets an additional 50 shares. In total they received 1,050 shares for $2,100, which equates to an effective share price of $2.00 per share.



INNOVATION ▶

LEGION M: A STUDIO BUILT FOR MOVIE LOVERS

We're the first entertainment company designed from day one to be owned by the audience. We give fans a voice and a stake in the industry...which gives us competitive advantages:

A built-in audience provides an edge with talent, financiers, distributors, etc	**Grass-roots buzz** improves the odds of success	**The wisdom of the crowd** can help make better long-term decisions

BUSINESS MODEL ▶

CREATING VALUE AT EVERY STAGE

From funding groundbreaking projects to leveraging fan insights, we've built a multi-faceted approach that reduces risk and maximizes revenue potential. Here's how we do it:

FILM PRODUCTION:
We earn producer fees and backend revenue producing award-winning films.

FILM DISTRIBUTION:
We earn fees releasing films (by ourselves and in partnership with other distributors).

FILM FINANCING
We pool funds from our community to back projects with strong potential.

MERCHANDISING AND LIVE EVENTS:
From apparel and media to celebrity-driven live events, we create new and innovative revenue streams for our projects.

CROWD-POWERED DEVELOPMENT:
We use fan insights to discover, refine, and package new ideas into compelling projects.

TESTIMONIALS

"THE IDEA OF STARTING A COMPANY THAT WILL BE OWNED BY FANS – I THINK THAT IS A WONDERFUL IDEA. SO GOOD, I WISH I'D THOUGHT OF IT MYSELF!"



STAN LEE
Co-Creator of the Marvel Universe

"I WAS IMMEDIATELY INTRIGUED BY LEGION M'S FAN-OWNED BUSINESS MODEL, AND AS I GOT TO KNOW THEIR TEAM AND LEARN ABOUT THEIR PLANS, I JUST WANTED TO GET INVOLVED."



WILLIAM SHATNER
Actor, Musician, Writer, Producer, (& Astronaut!)

"LEGION M IS EXACTLY WHAT OUR INDUSTRY NEEDS RIGHT NOW."



DEAN DEVLIN
Producer, *Independence Day, Stargate, Leverage, The Librarians*

"LEGION M. GREAT PEOPLE, GREAT CAUSE, GREAT ORGANIZATION."



BILL DUKE
Actor, Director, Producer

  



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EXPANSION ▶

FUEL OUR NEXT CHAPTER OF GROWTH

Over the past 8 years Legion M has successfully grown from a "novel idea" to an award-winning studio. In an industry where successful companies are worth billions (and market leaders worth hundreds of billions) – we're just getting started! Your investment will help us:



EXPAND DISTRIBUTION CAPABILITIES TO RELEASE MORE FILMS IN 2025.



GROW THE LEGION M COMMUNITY AND INCREASE OUR COLLECTIVE POWER



DEVELOP NEW PROJECTS WITH A-LIST TALENT AND FRESH VOICES.



CONTINUE OUR QUEST TO ACHIEVE PROFITABILITY AND IPO

THE HITS KEEP COMING

We're pushing the boundaries of what fan-owned entertainment can achieve. Here's a look at some of the remarkable stories we're bringing to life right now.







NOW AVAILABLE ON DEMAND

True-crime thriller *The Man In The White Van* (Sean Astin, Ali Larter, Brec Bassinger, Madison Wolfe, and Skai Jackson) released in theaters last December, and is now available to rent on-demand.

NOW AVAILABLE ON DEMAND:

Critically acclaimed feature documentary *William Shatner: You Can Call Me Bill*, released in theaters last March and is now available to rent on-demand.

IN DEVELOPMENT:

Live-action adventure feature film *Defiant: The Story of Robert Smalls*, developed by writer Rob Edwards (*Treasure Planet*, *The Princess and the Frog*).

OUR EXPERIENCE ▶

Legion M's Advisory board consists of over two dozen advisors with executive experience at:

        

TEAM ▶

OUR EMMY-WINNING TEAM

From Emmy-winning founders to renowned advisors, our leadership combines decades of experience disrupting industries and building iconic brands.







PAUL SCANLAN
Co-founder and CEO

READ MORE ∨

JEFF ANNISON
Co-founder and President

READ MORE ∨



DEAN DEVLIN
Advisor

READ MORE ∨



WILLIAM SHATNER
Advisor

READ MORE ∨



LYNN BARTSCH
Advisor

READ MORE ∨



BILL DUKE
Advisor

READ MORE ∨



TIM LEAGUE
Advisor

READ MORE ∨



ERIC RIES
Advisor

READ MORE ∨

FAQS

| INVESTING | OFFERING | COMPANY |

1. HOW DO I KNOW LEGION M WILL SUCCEED? +

2. WHY HASN'T ANYBODY DONE THIS BEFORE? +

3. HOW DO YOU PLAN TO USE THE PROCEEDS FROM THIS FUNDING ROUND? +

4. HOW MANY ROUNDS DOES LEGION M PLAN TO HAVE? +

5. WHAT IS THE CURRENT VALUATION OF THE COMPANY?

5. WHAT IS THE CURRENT VALUATION OF THE COMPANY? +

6. WHAT ARE THE FOUNDERS RISKING? +

7. HOW LONG ARE YOU EXPECTING THE COMPANY TO OPERATE BEFORE NEEDING ANOTHER ROUND? +

8. WHAT IS THE EXIT PLAN FOR THE COMPANY? +

9. WHAT IS YOUR CURRENT BUSINESS FOCUS? +

10. HOW MANY INVESTORS DO YOU HAVE? +

11. WILL YOU BE PAYING OUT DIVIDENDS TO INVESTORS? +

12. HOW MANY EMPLOYEES DOES YOUR COMPANY HAVE? +

13. DO YOU PLAN TO EXPAND INTERNATIONALLY? +

14. WHAT IS LEGION M'S PATH TO PROFITABILITY? +

15. WHO ARE YOUR COMPETITORS? WHAT ARE YOUR ADVANTAGES AGAINST THEM? +

16. WHO IS THE MAIN AUDIENCE TARGET FOR YOUR PRODUCT/SERVICE? +

17. ARE YOU LOOKING TO PARTNER WITH OTHER COMPANIES? +

18. WHAT ARE YOUR PRIMARY CHALLENGES, AND HOW WILL YOU FACE THEM? +

JOIN THE DISCUSSION

LEGION

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.